SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADEZA BIOMEDICAL CORPORATION

(Name of Subject Company (Issuer))

CYTYC CORPORATION

AUGUSTA MEDICAL CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	006864 10 2
(Titles of classes of securities)	(CUSIP number of class of securities)

Patrick J. Sullivan

Chairman, President and Chief Executive Officer

Cytyc Corporation

250 Campus Drive, Marlborough, MA 01752

Tel: (508) 263-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Joseph E. Gilligan

Joseph G. Connolly, Jr.

Hogan & Hartson L.L.P.

Columbia Square

555 Thirteenth Street, N.W.

Washington, DC 20004-1109

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$496,745,664	$53,152

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,697,736 shares of common stock, par value $0.001 per share, of Adeza, at a purchase price of $24.00 per share. Such number of shares consists of, as of February 9, 2007, (i) 17,549,299 shares of common stock issued and outstanding and (ii) 3,148,437 shares of common stock that may be issued pursuant to all outstanding options and warrants to acquire Adeza shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.000107 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Augusta Medical Corporation, a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Cytyc Corporation, a Delaware corporation (“Cytyc”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Adeza Biomedical Corporation, a Delaware corporation (“Adeza”), at a purchase price of $24.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 16, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is being filed on behalf of Cytyc and the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Adeza Biomedical Corporation. Adeza’s principal executive offices are located at 1240 Elko Drive, Sunnyvale, California, 94089. The telephone number at Adeza’s principal executive offices is (408) 745-0975.

(b) This statement relates to the common stock, par value $0.001 per share, of Adeza. Based upon information provided by Adeza, there were 17,549,299 shares of common stock issued and outstanding as of February 9, 2007. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6, entitled “Price Range of the Shares; Dividends on the Shares,” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by Cytyc and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning Cytyc and the Purchaser,” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Cytyc and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Adeza; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

1

Item 6. Purposes of the Transaction and Plans or Proposals

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for Adeza; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in Section 10, entitled “Source and Amount of Funds,” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Cytyc and the Purchaser,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Adeza; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

(a), (b) Not applicable.

Item 11. Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning Cytyc and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer,” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

2

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of February 16, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued by Cytyc on February 12, 2007 (incorporated by reference to the Schedule TO-C filed by Cytyc with the SEC on February 12, 2007).

(a)(1)(H)	Transcript of a conference call held by Cytyc on February 12, 2007 (incorporated by reference to the Schedule TO-C filed by Cytyc with the SEC on February 13, 2007).

(a)(1)(I)	Summary Advertisement published on February 16, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2007, among Cytyc, the Purchaser and Adeza (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cytyc with the SEC on February 13, 2007).

(d)(2)	Form of Stockholder Agreement (Tender).

(d)(3)	Form of Stockholder Agreement (Non-Tender).

(d)(4)	Confidentiality Agreement, dated as of January 26, 2007, by and between Adeza and Cytyc.

Item 13. Information Required By Schedule 13e-3.

Not applicable.

3

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA MEDICAL CORPORATION

By:	/s/ Patrick J. Sullivan
Name: Title:	Patrick J. Sullivan President

CYTYC CORPORATION

By:	/s/ Patrick J. Sullivan
Name: Title:	Patrick J. Sullivan Chairman, President and Chief Executive Officer

Date: February 16, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of February 16, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued by Cytyc on February 12, 2007 (incorporated by reference to the Schedule TO-C filed by Cytyc with the SEC on February 12, 2007).

(a)(1)(H)	Transcript of a conference call held by Cytyc on February 12, 2007 (incorporated by reference to the Schedule TO-C filed by Cytyc with the SEC on February 13, 2007).

(a)(1)(I)	Summary Advertisement published on February 16, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2007, among Cytyc, the Purchaser and Adeza (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cytyc with the SEC on February 13, 2007).

(d)(2)	Form of Stockholder Agreement (Tender).

(d)(3)	Form of Stockholder Agreement (Non-Tender).

(d)(4)	Confidentiality Agreement, dated as of January 26, 2007, by and between Adeza and Cytyc.